Exhibit 99.3

Hitek Global Inc. Announces First Half of Fiscal Year 2023 Financial Results

XIAMEN, China, November 6, 2023 /PRNewswire/ -- Hitek Global Inc. (Nasdaq: HKIT) (the “Company”), a China-based information technology consulting and solutions service provider, today announced its unaudited interim financial results for the six months ended June 30, 2023.

Ms. Xiaoyang Huang, Chief Executive Officer and Director of Hitek Global Inc., commented, “We are proud to share our robust financial performance for the first half of fiscal year 2023, which underscores another six months of growth and profitability. At the beginning of 2023, China saw the COVID-19 pandemic impact receding, paving the way for a market revival. Amidst these positive changes, we stood strong, adapted to the evolving market landscape, and demonstrated remarkable resilience. Our revenues witnessed a steady rise of 3.1% from the same period last year, which is a testament to the hard work and dedication of our team. In light of this improved environment and the wealth of opportunities it presents, we believe the time is ripe for expansion. We plan to work diligently to diversify our business into new areas, particularly in supply chain finance and Software as a Service (SaaS). We believe these strategic moves will enrich our business portfolio and position us for enduring success in the ever-evolving market landscape.”

First Half 2023 Financial Highlights

•	Revenue was $2.95 million for the six months ended June 30, 2023, increased by 3.1% from $2.86 million for the same period of last year.

•	Gross profit was $1.50 million for the six months ended June 30, 2023, compared to $1.84 million for the same period of last year.

•	Gross margin was 50.9% for the six months ended June 30, 2023, compared to 64.4% for the same period of last year.

•	Net income was $0.62 million for the six months ended June 30, 2023, compared to $0.64 million for the same period of last year.

•	Basic and diluted earnings per share was $0.05 for the six months ended June 30, 2023, compared to $0.06 for the same period of last year.

First Half 2023 Financial Results

Revenue

Total revenues were $2.95 million for the six months ended June 30, 2023, increased by 3.1% from $2.86 million for the same period of last year. The overall increase in revenue mainly resulted from the increase in hardware sales.

•	Revenue generated from hardware sales was $1.31 million for the six months ended June 30, 2023, increased by 64.3% from $0.80 million for the same period of last year. The increase was mainly from large customer sales.

•	Revenue generated from software sales was $0.78 million for the six months ended June 30, 2023, decreased by 29.5% from $1.10 million for the same period of last year. The decrease was mainly due to the decrease in software sales to large customers.

•	Revenue generated from tax devices and services was $0.86 million for the six months ended June 30, 2023, decreased by 10.5% from $0.96 million for the same period of last year. The decrease was due to the new policies carried from January 2021 that the new taxpayers in Xiamen could get free tax Ukeys from the Tax authorization.

Gross Profit and Gross Margin

Gross profit was $1.50 million for the six months ended June 30, 2023, compared to $1.84 million for the same period of last year. Gross margin was 50.9% for the six months ended June 30, 2023, compared to 64.4% for the same period of last year. The decrease was mainly due to the decrease in software sales, which have a higher gross profit margin.

Operating Expenses

Operating expenses were $0.99 million for the six months ended June 30, 2023, decreased by 8.0% from $1.08 million for the same period of last year.

•

Selling expenses were $325 for the six months ended June 30, 2023, decreased by 99.9% from $291,272 for the same period of last year. The decrease was mainly due to the decrease in the Company’s sales commission in connection with obtaining new orders in 2023.

•

General and administrative expenses were $0.99 million for the six months ended June 30, 2023, increased by 25.9% from $0.79 million for the same period of last year. The increase was mainly due to the increase of professional service fee of $61,315, other fees related to the offering of $99,514, impairment losses of $72,472, and offset by the decrease of salary expense of $120,536.

Operating Income

Operating income was $0.51 million for the six months ended June 30, 2023, compared to $0.76 million for the same period of last year. The decrease in operating income in 2022 was primarily due to the decrease in gross profit.

Other Income

Other income was $0.44 million for the six months ended June 30, 2023, increased by 254.9% from $0.12 million for the same period of last year. The increase was primarily due to the increase in investment income of $94,970 and the increase in government subsidies of $140,314.

Net Income

Net income was $0.62 million for the six months ended June 30, 2023, compared to $0.64 million for the same period of last year.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share was $0.05 for the six months ended June 30, 2023, compared to $0.06 for the same period of last year.

Balance Sheet

As of June 30, 2023, the Company had cash of $5.50 million, compared to $1.20 million as of December 31, 2022.

Cash Flow

Net cash provided by operating activities was $0.20 million for the six months ended June 30, 2023, compared to $4.22 million for the same period of last year.

Net cash used in investing activities was $11.00 million for the six months ended June 30, 2023, compared to $7.64 million for the same period of last year.

Net cash provided by financing activities was $15.14 million for the six months ended June 30, 2023, compared to $3.09 million for the same period of last year.

About Hitek Global Inc.

Hitek Global Inc., headquartered in Xiamen, China, is an information technology (“IT”) consulting and solutions service provider in China. The Company has two lines of business: 1) services to small and medium businesses, which consists of Anti-Counterfeiting Tax Control System (“ACTCS”) tax devices, ACTCS services, and IT services, and 2) services to large businesses, which consists of hardware sales and software sales. The Company’s vision is to become a one-stop consulting destination for holistic IT and other business consulting services in China. For more information, visit the Company’s website at http://ir.xmhitek.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For investor and media inquiries please contact:

Hitek Global Inc.

Investor Relations Department

Email: ir@xmhitek.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

HITEK GLOBAL INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
	(Unaudited)
Assets
Current assets
Cash	$5,495,270	$1,203,160
Short-term investments	6,727,141	4,290,348
Accounts receivable, net	1,263,451	3,271,218
Accounts receivable - related party, net	-	399,465
Advances to suppliers, net	342,737	481,769
Inventories, net	456,516	430,670
Deferred offering cost	-	917,446
Loans receivable	7,487,166	1,013,157
Prepaid expenses and other current assets	602,496	94,925
Total current assets	22,374,777	12,102,158

Non-current assets
Non-current accounts receivable	5,165,528	4,209,546
Non-current advance to a third party	401,647	421,679
Non-current loan receivable	-	4,342,100
Property, equipment and software, net	235,395	122,967
Operating lease right-of-use assets	4,800	6,641
Long-term investments	5,000,000	-
Total non-current assets	10,807,370	9,102,933
Total Assets	$33,182,147	$21,205,091

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$559,573	$696,734
Advances from customers	70,538	-
Loan payable	2,550,423	506,578
Deferred revenue	503,757	977,054
Taxes payable	1,708,684	1,671,322
Due to related parties	1,114	598
Accrued expenses and other current liabilities	310,772	348,167
Operating lease liabilities	3,162	3,242
Total current liabilities	5,708,023	4,203,695

Non-current Liabilities
Loan payable, non-current	-	2,171,050
Deferred income tax liabilities, non-current	1,515,182	1,300,421
Operating lease liabilities, non-current	1,638	3,399
Total non-current liabilities	1,516,820	3,474,870
Total Liabilities	7,224,843	7,678,565

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary Shares, par value $0.0001 per share, 490,000,000 shares authorized; 14,392,364 shares and 10,987,679 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively.	1,439	1,099
Additional paid-in capital	16,721,551	2,628,356
Statutory reserve	836,215	836,215
Retained earnings	9,174,695	10,340,107
Accumulated other comprehensive loss	(776,596)	(279,251)
Total Shareholders’ Equity	25,957,304	13,526,526

Total Liabilities and Shareholders’ Equity	$33,182,147	$21,205,091

HITEK GLOBAL INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenues	$2,948,115	$2,859,150
Cost of revenues	(1,448,835)	(1,019,028)
Gross profit	1,499,280	1,840,122

Operating expenses:
General and administrative	991,254	787,113
Selling	325	291,272
Total operating expenses	991,579	1,078,385

Operating income	507,701	761,737

Other income (expense)
Government subsidies	148,902	8,588
Net investment income (loss)	88,846	(6,124)
Interest income	364,042	250,666
Interest expense	(160,319)	(122,765)
Other expense, net	(1,257)	(6,325)
Total other income	440,214	124,040

Income before provision for income taxes	947,915	885,777
Income tax expense	325,941	247,350

Net income	$621,974	$638,427
Comprehensive income (loss)
Net income	$621,974	$638,427
Foreign currency translation loss	(497,345)	(638,625)

Comprehensive income (loss)	$124,629	$(198)
Earnings per ordinary share
– Basic and diluted	$0.05	$0.06

Weighted average number of ordinary shares outstanding
– Basic and diluted	12,122,574	10,987,679

HITEK GLOBAL INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Operating Activities
Net income	$621,974	$638,427
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,185	11,367
Amortization of right of use assets	1,598	-
Loss on disposal of property, plant and equipment	1,444	-
Accrued interest income from loans, net	(47,807)	(23,163)
Net investment (gain) loss	(88,846)	6,124
Provision for (reversal of) credit losses of receivables and advances to suppliers	71,984	(4,241)
Reversal of allowance for obsolete inventories	(4,469)	(2,853)
Deferred income tax	289,720	163,677
Changes in operating assets and liabilities:
Short-term investments – trading securities	400,374	3,742,348
Accounts receivable	(1,081,209)	(1,015,176)
Accounts receivable – related party	398,622	216,190
Advances to suppliers	469,979	44,047
Deferred offering cost	(130,134)	60,000
Inventories	(44,044)	(228,306)
Prepaid expenses and other current assets	(189,358)	34,285
Accounts payable	(109,021)	25,606
Advances from customers	73,900	-
Deferred revenue	(447,227)	313,257
Taxes payable	122,326	176,134
Operating lease liabilities	(1,598)	-
Due to related parties	571	(3,450)
Accrued expenses and other current liabilities	(123,095)	68,040
Net cash provided by operating activities	200,869	4,222,313

Investing Activities
Advance payment for software development	(346,635)	(122,207)
Loans to third parties	(2,986,321)	(6,176,843)
Repayment from third-party loans	600,000	207,247
Prepayment for office renovation	(123,597)	-
Purchases of property, plant and equipment	(140,536)	-
Purchases of held-to-maturity investments	(8,000,000)	(1,544,211)
Net cash used in investing activities	(10,997,089)	(7,636,014)

Financing activities:
Borrowing from third parties	-	3,088,422
Proceeds from issuance of ordinary shares	15,142,902	-
Net cash provided by financing activities	15,142,902	3,088,422

Effect of exchange rate changes on cash	(54,572)	(75,210)
Net increase (decrease) in cash	4,292,110	(400,489)
Cash at beginning of period	1,203,160	2,091,308
Cash at end of period	$5,495,270	$1,690,819

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$21,104	$34,202
Cash paid for interest	$80,159	$94,969

Non-cash transactions:
Deferred offering cost	$1,049,367	$-